

DIVISION OF
CORPORATION FINANCE

May 27, 2008

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Mr. Robert D. Wachob, President
 and Chief Executive Officer
Rogers Corporation
P.O. Box 188, One Technology Drive
Rogers, Connecticut   06263-0188

Re: Rogers Corporation
       Supplemental Response Letter dated May 13, 2008
          Relating to Annual Report on Form 10-K for the FYE December 30, 2007
       File No. 1-4347

Dear Mr. Wachob:

 We have limited our review of your filing to those issues we have addressed in our comments. In future filings, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Legal Proceedings, page 14</u>

1. We have considered your response #1 in your letter dated May 13, 2008 and we continue to believe that the requested disclosures are relevant and should be included in future filings. As previously requested, please disclose how many claimants in the asbestos litigation do not assert any specific amount of damages and disclose the range of damages asserted by all other claimants. For example,

"X claims assert damages of $; X claims assert between $ and $ in compensatory and between $ and $ in punitive damages; X claims seek compensatory damages of less than $," etc.

Closing Comments

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding the above comments, you may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, Brigitte P. Lippmann, Reviewer, at (202) 551-3713.

Sincerely,

Pamela A. Long
Assistant Director